Delisting Determination, The Nasdaq Stock Market, LLC, May 11, 2026 Carbon Revolution Public Limited Company
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares and warrants of Carbon Revolution Public Limited Company effective at the opening of the trading session on June 15, 2026.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(1)(A) and 5250(c)(1).
The Company was notified of the Staff determination on November 6, 2025. On November 12, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On December 16, 2025, the hearing was held.
On December 19, 2025 the Panel reached a decision and a Decision letter was issued on said date.
The Panel allowed the continued listing of the Company ordinary shares and warrants so long as the Company adhered to the terms and met the milestone as set forth in the Panel Decision Letter. The Company failed to regain compliance and the Company was informed it would be suspended from the Exchange on February 5, 2026.
The Company ordinary shares and warrants were suspended on February 9, 2026. The Staff determination to delist the Company ordinary shares and warrants became final on March 23, 2026.